UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

AMENDMENT NO. 3

TO

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

____________________________

DS HEALTHCARE GROUP, INC.

(Name of Subject Company)

____________________________

DS HEALTHCARE GROUP, INC.

(Name of Persons Filing Statement)

____________________________

Common Stock, par value $0.001 per share

(Title of Class of Securities)

0001463959

(CUSIP Number of Class of Securities)

Myron Lewis

Chairman of the Board

DS Healthcare Group, Inc.

5379 Lyons Rd.

Coconut Creek, FL 33073

(888) 404-7770

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Board of Directors

DS Healthcare Group, Inc.

5379 Lyons Rd.

Coconut Creek, FL 33073

(888) 404-7770

____________________________

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends the “Recommendation of the Board” in Item 4 of the Recommendation Statement on Schedule 14D-9, initially filed by DS Healthcare Group, Inc. (“Company”), a Florida Corporation, with the U.S. Securities and Exchange Commission on Wednesday, May 30, 2018 relating to the Tender Offer by Medilogistics Corp, (“Purchaser”), a Florida corporation and a wholly owned subsidiary of Medilogistics LLC. (“Parent”), a Delaware corporation, formed by Fernando Tamez Gutierrez (“Gutierrez”) and Miguel Gomez Mont filed with the U.S. Securities and Exchange Information on April 30, with amendments of the Tender Offer on May 10, 2018, May 16, 2018, May 21, 2018, May 29, 2018, June 6, 2018 and June 12, 2018.

Item 4. The Solicitation or Recommendation

Recommendation of the Board.

After careful review of the tender offer by Medilogistics, the Board of Directors of DS Healthcare Group, Inc. has dropped its opposition to the offer and recommends that shareholders of DS Healthcare Group tender their shares if they have not already done so.

After our review, we concluded that Fernando Tamez, who was COO of DS Healthcare Group for two years, has the experience at running the operations of the Company and the financial backing to assure its success. For those reasons we decided Dr. Tamez is the best person to preserve the efficacy and popularity of the products and Brand.

The Board members who own shares in the Company have either tendered or are in the process of tendering their shares including Myron Lewis, the Chairman, Robert Griffeth, Director and Ng Lian Ping, Director. The three most recent former Directors are also tendering their shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Form 14D-9 is true, complete and correct.

Dated: June 19, 2018
DS HEALTHCARE GROUP, INC.

By:	/s/ Myron Lewis
Name:	Myron Lewis
Title:	Chairman of the Board

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